SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Kayak Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

486577109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 486577109	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London II L.P. (“AL2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,717,118 shares, except that Accel London II Associates L.P. (“AL2A LP”), the general partner of AL2, may be deemed to have sole power to vote these shares, Accel London II Associates L.L.C. (“AL2A”), the general partner of AL2A LP, may be deemed to have sole power to vote these shares, and Hendrik W. Nelis (“HWN”), a director of the issuer and manager of AL2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,717,118 shares, except that AL2A LP, the general partner of AL2, may be deemed to have sole power to dispose of these shares, AL2A, the general partner of AL2A LP, may be deemed to have sole power to dispose of these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,717,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 486577109	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London II Associates L.P. (“AL2A LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,717,118 shares, all of which shares are owned directly by AL2. AL2A LP, the general partner of AL2, may be deemed to have sole power to vote these shares, AL2A, the general partner of AL2A LP, may be deemed to have sole power to vote these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,717,118 shares, all of which shares are owned directly by AL2. AL2A LP, the general partner of AL2, may be deemed to have sole power to dispose of these shares, AL2A, the general partner of AL2A LP, may be deemed to have sole power to dispose of these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,717,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 486577109	13 G	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London Investors 2006 L.P. (“ALI06”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
98,724 shares, except that AL2A, the general partner of ALI06, may be deemed to have sole power to vote these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
98,724 shares, except that AL2A, the general partner of ALI06, may be deemed to have sole power to dispose of these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,724
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 486577109	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London II Associates L.L.C. (“AL2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,815,842 shares, of which 4,717,118 shares are directly owned by AL2 and 98,724 shares are directly owned by ALI06. AL2A LP, the general partner of AL2, may be deemed to have sole power to vote the shares owned directly by AL2, AL2A, the general partner of AL2A LP and ALI06, may be deemed to have sole power to vote these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,815,842 shares, of which 4,717,118 shares are directly owned by AL2 and 98,724 shares are directly owned by ALI06. AL2A LP, the general partner of AL2, may be deemed to have sole power to dispose of the shares owned directly by AL2, AL2A, the general partner of AL2A LP and ALI06, may be deemed to have sole power to dispose of these shares, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,815,842
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 486577109	13 G	Page 6 of 13

1	NAME OF REPORTING PERSON Hendrik W. Nelis (“HWN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
4,815,842 shares, of which 4,717,118 shares are directly owned by AL2 and 98,724 shares are directly owned by ALI06. AL2A is the general partner of AL2A LP and ALI06, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
4,815,842 shares, of which 4,717,118 shares are directly owned by AL2 and 98,724 shares are directly owned by ALI06. AL2A is the general partner of AL2A LP and ALI06, and HWN, a director of the issuer and manager of AL2A, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,815,842
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 486577109	13 G	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER Kayak Software Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 55 N. Water Street, Suite 1 Norwalk, CT 06854

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel London II L.P., a Delaware limited partnership (“AL2”), Accel London II Associates L.P., a Delaware limited partnership (“AL2A LP”), Accel London Investors 2006 L.P., a Delaware limited partnership (“ALI06”), and Accel London II Associates L.L.C., a Delaware limited liability company (“AL2A”), and Hendrik W. Nelis (“HWN”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

AL2A LP is the general partner of AL2, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL2. AL2A is the general partner of AL2A LP and ALI06, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AL2 and ALI06. HWN is a director of the issuer and manager of AL2A, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AL2 and ALI06.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners 428 University Avenue Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP AL2, AL2A LP and ALI06 are Delaware limited partnerships. AL2A is a Delaware limited liability company. HWN is a citizen of The Netherlands.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.001 par value

ITEM2(E)	CUSIP NUMBER

486577109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2012.

CUSIP NO. 486577109	13 G	Page 8 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AL2, AL2A LP and ALI06, and the limited liability company agreement of AL2A, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. 486577109	13 G	Page 9 of 13

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 486577109	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Entities:	Accel London II L.P.
Accel London II Associates L.P.
Accel London Investors 2006 L.P.
Accel London II Associates L.L.C.

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact for the above-listed entities

Individuals:	Hendrik W. Nelis

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact for the above-listed entities

CUSIP NO. 486577109	13 G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12
Exhibit B: Power of Attorney	13

CUSIP NO. 486577109	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Kayak Software Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2013

Entities:	Accel London II L.P.
Accel London II Associates L.P.
Accel London Investors 2006 L.P.
Accel London II Associates L.L.C.

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact for the above-listed entities

Individuals:	Hendrik W. Nelis

By:	/s/ Jonathan M. Biggs
Jonathan M. Biggs, Attorney-in-fact for the above-listed entities

CUSIP NO. 486577109	13 G	Page 13 of 13

exhibit B

POWER OF ATTORNEY

I, Hendrik W. Nelis, hereby constitute and appoint Jonathan Biggs, with full power of substitution, as my true and lawful attorney in fact to:

(1)               prepare, execute and file on my behalf any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that I may be required to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”), (collectively, the “Reports”) with respect to my ownership of, or transactions in, the securities of Kayak Software Corporation (the “Company”), (whether directly or indirectly owned);

(2)               do and perform any and all acts for and on my behalf which may be necessary or desirable to complete and execute any such Reports, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(3)               take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required, by me, it being understood that the documents executed by such attorney in fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney in fact’s discretion.

I hereby grant to such attorney in fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney in fact, or such attorney in fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. I acknowledge that the foregoing attorney in fact, in serving in such capacity at my request, is not assuming any of my responsibilities to comply with Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until 1 am no longer required to file any Reports with respect to my ownership of, or transactions in, the securities of the Company, unless earlier revoked in a signed writing delivered to the foregoing attorney in fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 13th day of July, 2012.

/s/ Hendrik W. Nelis
Hendrik W. Nelis